UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
001-33796

FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	16934Q

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR Form  ☐ N-CSR

For Period Ended:                                September 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chimera Investment Corporation

Full Name of Registrant

Former Name if Applicable

1211 Avenue of the Americas, Suite 2902

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 7, 2012, Chimera Investment Corporation (the “Company”, “our” or “we”) disclosed in a Current Report on Form 8-K (the “Item 4.02 Form 8-K”) that we were completing an evaluation of our accounting policy related to the application of generally accepted accounting principles (“GAAP”) to our non-Agency residential mortgage-backed securities portfolio.  Our evaluation related to the accounting for our non-Agency residential mortgage-backed securities portfolio under Financial Accounting Standards Board Accounting Standards Codification (ASC) Subtopic 320-10, Investments – Debt and Equity Securities, ASC Subtopic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets, and ASC Subtopic 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality.

As disclosed in the Item 4.02 Form 8-K, on August 1, 2012, our Audit Committee concluded, after discussions with management and Deloitte & Touche, LLP (“Deloitte”), our independent registered public accounting firm since our inception and up to and including for the fiscal year ended December 31, 2011, that each of our previously issued (i) consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008, and (ii) interim consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2008 and for all subsequent quarters through the quarter ended September 30, 2011, needed to be restated (the “Restatement”). In this Form 12b-25, the years and interim periods included in the Restatement are collectively referred to as the “Restatement Period.”  We completed our evaluation and filed our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”) on March 8, 2013.

Subsequently, in our Form 10-Q for the period ending June 30, 2012 (“Second Quarter 2012 Form 10-Q”) we corrected amounts previously reported in total other-than-temporary impairment (“OTTI”) losses and the non-credit portion of loss recognized in other comprehensive income (loss) in the Consolidated Statements of Operations and comprehensive income as the previous presentation was reported on a cumulative basis.  The presentation in our Second Quarter 2012 Form 10-Q reflects only that portion of total OTTI loss that is incremental for the reporting period by giving consideration to OTTI reported and recognized in prior periods.   Furthermore, in our Form 10-Q for the period ending March 31, 2012, we did not present total OTTI correctly when total cumulative credit losses are greater than total OTTI in the Consolidated Statements of Operations and Comprehensive Income. Total OTTI losses should be reported net of unrealized gains on a security when they occur in the same period as a credit loss.  Additionally, we noted an error in the presentation of reclassification items within comprehensive income in the Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2012.

The errors noted related to March 31, 2012 will be corrected in our future filings that presents such information.  For a full explanation of these corrections, please see “Special Note Regarding this Form 10-Q” in our Second Quarter 2012 Form 10-Q, filed on October 31, 2013.

We experienced significant delays in the preparation and filing of our Second Quarter 2012 Form 10-Q.  These delays were unexpected and resulted in significantly longer time periods to complete the filings than originally anticipated.  The delays are primarily due to the transition by us from Deloitte to Ernst & Young LLP (“E&Y”), our independent registered public accounting firm since the fiscal year ended December 31, 2011.  The transition resulted in additional work that Deloitte needed to complete in order to consent to the reissuance of its opinion related to the consolidated financial position of the Company at December 31, 2011, and the consolidated results of its operations, its comprehensive (loss)/income, and its cash flows presented in our Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  This additional work also resulted in delays in the reviews by Deloitte and E&Y of our Second Quarter 2012 Form 10-Q, which has resulted in the significantly longer time periods to complete the filings than originally anticipated by us.

In light of the Restatement as well as the additional reasons set forth above, we will not be able to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 within the extension period provided under Rule 12b-25.

We expect to file our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2012 and any subsequent unfiled Quarterly Reports as soon as practicable.

We refer you to the 2011 10-K for more information related to the Restatement, including, without limitation, the nature of the accounting error giving rise to the Restatement and the estimate of the cumulative anticipated impact of the Restatement on our previously issued consolidated financial statements for the Restatement Period.

The above statements and the anticipated timing of our SEC filings constitute forward-looking statements that are based on our current expectations.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Rob Colligan	(212)	696-0100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, Annual Report on Form 10-K for the year ended December 31, 2012, Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the time required to prepare and file the 2011 10-K and the correction of errors contained in our Second Quarter 2012 Form 10-Q, we have a substantial amount of work to complete with respect to our quarterly report for the year ended September 30, 2013. Therefore, we are currently unable to provide a reasonable estimate of any significant changes in our results of operations for the quarter ended September 30, 2013 as compared to the corresponding period in 2012.

Disclosures About Forward-Looking Statements

This Form 12b-25 and the Company’s public documents to which it refers contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements which are based on various assumptions (some of which are beyond the Company’s control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “would,” “will” or similar expressions, or variations on those terms or the negative of those terms.  The Company’s forward-looking statements are subject to numerous risks, uncertainties and other factors, including the impact of the transition to a new independent registered public accounting firm; the Company’s ability to timely complete the process necessary to file its quarterly and annual reports for the quarters and year subsequent to June 30, 2012; the Company’s expectations regarding materiality or significance; the effectiveness of the Company’s disclosure controls and procedures; the Company’s material weaknesses in our internal controls over financial reporting; additional information may arise from the preparation of the Company’s financial statements; and the Company’s internal controls over financial reporting, which may be inadequate or have weaknesses of which the Company is not currently aware or which have not been detected.  The Company does not undertake, and specifically disclaims all obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Chimera Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 12, 2013	By:	/s/ Rob Colligan
Rob Colligan
Chief Financial Officer